P.O. Box 370
KIRKLAND LAKE, ON, P2N 3J7

May 11, 2006	Symbol – TSX & AIM: KGI

PRIVATE PLACEMENT OF UNITS
FOR PROCEEDS OF UP TO $15 MILLION

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce it intends to privately place up to 1,630,435 units at a price of $9.20 per unit for gross proceeds of up to $15 million. Each unit shall consist of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable for a period of 12 months at a price of $10.50 per share.

“The recent rise in the gold price has advanced the priority of the re-commissioning of the #5 Shaft of the former Lake Shore property to support exploration and development in the eastern half of the Company’s seven kilometre long property,” commented Brian Hinchcliffe, President.

The proceeds from the financing will be used for working capital and to fund further development of the Company’s Kirkland Lake, Ontario mining operations.

For further information, please contact:

Brian Hinchcliffe	Investor Relations
President	Scott Koyich
Phone 1 705 567 5208	Phone 1 403 215 5979

Fax 1 705 568 6444	E-mail: info@klgold.com
Website- www.klgold.com
E-mail: bhinchcliffe@klgold.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange plc has reviewed or accepts responsibility for the adequacy or accuracy of this news release.

THIS NEWS RELEASE IS NOT FOR DISSEMINATION TO U.S. WIRE SERVICES